UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

21Vianet Group, Inc.

(Name of Issuer)

American depositary shares, each representing six Class A ordinary shares,

par value US$0.00001 per share

(Title of Class of Securities)

90138A103

(CUSIP Number)

August 26, 2020

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 90138A103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49,995,816 (1)
	6	SHARED VOTING POWER 12,849,462 (2)
	7	SOLE DISPOSITIVE POWER 49,995,816 (1)
	8	SHARED DISPOSITIVE POWER 12,849,462 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,845,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.17% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represented by 8,332,636 American depositary shares (“ADS”), each of which represents six Class A ordinary shares.
(2)	Represented by 2,141,577 American depositary shares (“ADS”), each of which represents six Class A ordinary shares.
(3)	Based on 618,052,091 Class A ordinary shares outstanding as of August 25, 2020, according to the 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on August 26, 2020.

SCHEDULE 13G

CUSIP No. 90138A103	Page 3 of 5 Pages

Item 1(a) Name of Issuer

21Vianet Group, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

Singapore

Item 2(d) Title of Class of Securities

American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share

Item 2(e) CUSIP Number

90138A103

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1), (2)
GIC Private Limited	62,845,278	10.17	49,995,816	12,849,462	49,995,816	12,849,462

SCHEDULE 13G

CUSIP No. 90138A103	Page 4 of 5 Pages

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 49,995,816 securities beneficially owned by it. GIC shares power to vote and dispose of 12,849,462 securities beneficially owned by it with MAS.

(2)	GIC disclaims membership in a group.

(3)	Based on 618,052,091 Class A ordinary shares outstanding as of August 25, 2020, according to the 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on August 26, 2020.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 90138A103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Loh Sze Ling
Name:	Loh Sze Ling
Title:	Senior Vice President
Date:	31-AUG-2020

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	31-AUG-2020